

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Philip A. Falcone
Chairman of the Board, Chief Executive Officer and President
Harbinger Group Inc.
450 Park Avenue, 27th Floor
New York, New York 10022

> **Re:** **Harbinger Group Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 8, 2010, as revised on October 25, 2010**
> **File No. 001-04219**

Dear Mr. Falcone:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Lynn Fisher – Kaye Scholer LLP